SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1

to

ANNUAL REPORT

of

PROVINCE OF NOVA SCOTIA

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2017

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

NICOLAS MARION

Consul and Chief Representative

Department of Finance Canada – New York

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10020-1175

DAVID H. LANDAU Ballard Spahr LLP 1675 Broadway, 19th Floor New York, NY 10019	BYRON RAFUSE Deputy Minister of Finance & Treasury Board Province of Nova Scotia P.O. Box 187 Halifax, Nova Scotia B3J 2N3

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2017, to add the following exhibits:

99.1	Public Accounts for the fiscal year ended March 31, 2018, pages 65 to 118

99.2	Consent of the Auditor General

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EXHIBIT INDEX

Exhibit Number	Description

(1)	Public Accounts, 2017-2018, pages 65 to 118

(2)	Consent of the Auditor General

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, its authorized agent, as of the 5th day of September 2018.

Province of Nova Scotia

By:	/s/ Roy Spence
Director, Liability Management & Treasury Services

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